FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Director/PDMR Shareholding

25 September 2025

Transaction by Person Discharging Managerial Responsibilities

AstraZeneca PLC (the Company) announces that it was notified on 25 September 2025 that Karen Knudsen, Non-Executive Director, had acquired 9 American Depositary Shares (ADSs) in the Company on 9 September 2025, pursuant to the reinvestment of the first interim dividend in respect of the year ending 31 December 2025, paid by the Company on 8 September 2025. Two ADSs are equivalent to one of the Company's ordinary shares of $0.25 each.

Further details are set out in the attached notification, made in accordance with the requirements of the EU Market Abuse Regulation (since it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018).

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Karen Knudsen
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	AstraZeneca PLC American Depositary Shares CUSIP: 0463531089
b)	Nature of the transaction
Acquisition of AstraZeneca PLC American Depositary Shares through the reinvestment of the first interim dividend of the Company, in respect of the year ending 31 December 2025, paid by the Company on 8 September 2025.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$81.0499	9.0737
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	9 September 2025
f)	Place of the transaction	XNAS

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 September 2025

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary